UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and for the year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Trustees of

AmerisourceBergen Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 20, 2006

AmerisourceBergen Employee Investment Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2005	2004
Assets
Investments
Registered investment companies	$192,850,427	$184,444,319
Common collective trust fund	82,648,395	89,327,105
Common stock fund	40,144,697	38,760,583
Participant loans	7,260,196	7,868,924

Total investments	322,903,715	320,400,931

Receivables
Unsettled trades	—	9,916
Participant contributions	606,920	613,644
Employer contributions	337,437	340,231

Total receivables	944,357	963,791

Net assets available for benefits	$323,848,072	$321,364,722

See notes to financial statements.

AmerisourceBergen Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$9,990,405
Net appreciation in fair value of investments	21,440,321

31,430,726

Contributions:
Participant	19,403,673
Employer	10,013,411
Rollover	2,289,234

31,706,318

Transfer in from merged plan	431,080

Total additions	63,568,124

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	60,986,521
Administrative expenses	98,253

Total deductions	61,084,774

Net increase	2,483,350
Net assets available for plan benefits:
Beginning of year	321,364,722

End of year	$323,848,072

See notes to financial statements.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute between 2% and 18% of pretax annual compensation, as defined by the Plan. As of January 1, 2006, participants are entitled to contribute 1% to 25% of their pretax compensation, as defined in the Plan, to the extent that the contributions comply with Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Additional amounts may be contributed to each participating employee’s account for those employees currently employed by the Company on the last day of the Plan year, at the discretion of the Company. No discretionary contributions were made for 2005 or 2004.

Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

Transfer In From Merged Plan

During 2005, assets of $431,080 transferred in from the Imedex, Inc. 401(k) Plan.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon.

In addition, participants are immediately vested in their Company matching contributions, and actual earnings or losses thereon. The vesting of the Company discretionary contribution, if any, is based on a graded schedule as follows:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 10 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed) plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2005, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.00% to 10.50%.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, the vested portion of a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met.

Forfeited Accounts

If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. Employer matching contributions were not reduced by forfeitures during the year ended December 31, 2005. Forfeited nonvested accounts totaled $611,459 and $511,650 at December 31, 2005 and 2004, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. Participation units of the Common Collective Trust Fund are valued by the fund’s trustee, based on the market values of the underlying assets of the fund. The AmerisourceBergen Common Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity Management Trust Company (“Fidelity”). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The plan held investments in AmerisourceBergen common stock with a fair value of $40,144,697 and $38,760,583 as of December 31, 2005 and 2004, respectively. Dividends of approximately $76,986 were received during the year ended December 31, 2005.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2005.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Fidelity Magellan Fund	$48,798,585	$56,984,210
Fidelity Growth Company Fund	18,271,259	18,349,763
Fidelity Diversified International Fund	21,548,296	16,453,122
Fidelity Freedom 2020 Fund	19,736,977	18,911,088
Fidelity Managed Income Portfolio II Class I*	—	89,327,105
Fidelity Managed Income Portfolio II Class II*	82,648,395	—
AmerisourceBergen Common Stock Fund	40,144,697	38,760,583

*	During 2005, the Plan replaced investments in Fidelity Managed Income Portfolio II Class I with that of Fidelity Managed Income Portfolio II Class II.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$8,441,788
Common stock fund	12,998,533

$21,440,321

NOTE 5 – TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 20, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$323,848,072	$321,364,722
Participant loans deemed distributed	(97,153)	(156,975)

Net assets available for benefits per Form 5500	$323,750,919	$321,207,747

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$60,986,521
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	28,797
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(88,619)

Benefits paid to participants per Form 5500	$60,926,699

Schedule 1

AmerisourceBergen Employee Investment Plan

Schedule of Assets (Held at End of Year)

EIN: 23-2353106 Plan: 010

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Fidelity Magellan Fund	Registered Investment Company	$48,798,585
*	Fidelity Growth Company Fund	Registered Investment Company	18,271,259
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	10,679,842
*	Fidelity Diversified International Fund	Registered Investment Company	21,548,296
*	Fidelity Freedom Income Fund	Registered Investment Company	666,315
*	Fidelity Freedom 2000 Fund	Registered Investment Company	456,817
*	Fidelity Freedom 2010 Fund	Registered Investment Company	4,120,103
*	Fidelity Freedom 2020 Fund	Registered Investment Company	19,736,977
*	Fidelity Freedom 2030 Fund	Registered Investment Company	4,442,893
*	Fidelity Freedom 2040 Fund	Registered Investment Company	3,506,754
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	15,028,456
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class B	Registered Investment Company	4,322,253
	Oakmark Select Fund	Registered Investment Company	7,009,412
	PIMCO Total Return Fund - Institutional Class	Registered Investment Company	13,143,117
	American Funds Washington Mutual Investors Fund - Class R5	Registered Investment Company	13,772,653
	TCW Value Opportunities Fund - Class I	Registered Investment Company	389,929
	Legg Mason Value Trust, Inc. - Financial Intermediary Class	Registered Investment Company	988,178
	Munder Mid-Cap Core Growth Fund - Class Y	Registered Investment Company	5,968,588
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	82,648,395
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	40,144,697
*	Participant Loans	Interest rates from 5.00% to 10.50%	7,260,196

Total			$322,903,715

*	Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan

By:	/s/ Jeanne B. Fisher
Jeanne B. Fisher
Senior Vice President,
Human Resources
AmerisourceBergen Corporation

June 23, 2006